Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019-6064

January 22, 2018
Via EDGAR
Nicholas P. Panos
Office of Mergers & Acquisitions
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
NZCH Corporation
Schedule 13E-3
Filed on January 5, 2018
File Nos. 005-84901
Ladies and Gentlemen:
On behalf of our client, NZCH Corporation (the “Company”), please find enclosed for submission with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 1 (“Amendment No. 1”) to the above-captioned Schedule 13E-3 (as amended, the “Schedule 13E-3”), which was initially filed with the Commission on January 5, 2018.
The Schedule 13E-3 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Nicholas P. Panos, dated January 10, 2018 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Schedule 13E-3.
The Company has asked us to convey the following as its responses to the Staff:
Summary Term Sheet, page 1
1.	The discussion under “Fairness of the Transaction” addresses the substantive and procedural fairness of the transaction to the “Discontinued Shareholders.” Please conform the disclosure to the Item 1014(a) of Regulation M-A standards by revising or supplementing this statement to make clear that the fairness determination is directed at unaffiliated security holders. Refer also to Rule 13e-3(a)(4) which defines the term “unaffiliated security holder.”

Mr. Nicholas P. Panos
Division of Corporation Finance
Securities and Exchange Commission

Response to Comment 1
The Disclosure Statement has been revised in response to the Staff’s comment. Please see page 1 of the Summary Term Sheet.
Continuing Stockholders, page 2
2.	We note the HRG Group is expected to be the only continuing stockholder upon completion of the transaction. Given that the beneficial ownership table reflects HRG’s beneficial ownership interest of 99.5%, advise us, with a view toward revised disclosure, why HRG has not been identified as an affiliate engaged in the Rule 13e-3 transaction.
Response to Comment 2
The Schedule 13E-3 and the Disclosure Statement have been revised to add HRG Group, Inc. (“HRG”) as a filing person.
Fairness of the Transaction, page 9
3.	Please revise to state, if true, that the Board has produced the fairness determination on behalf of NZCH. Item 8 of Schedule 13E-3 and corresponding Item 1014(a) of Regulation M-A, by their terms, apply to the subject company of the subject transaction as distinguished from the Board. The term “subject company” is defined in Item 1000(f) of Regulation M-A.
Response to Comment 3
The Disclosure Statement has been revised in response to the Staff’s comment. Please see page 9 of the Disclosure Statement.
4.	Please revise to indicate, if true, that specific going concern was not calculated or considered by the Board in making its fairness determination on behalf of the subject company. Refer to Instruction 2(iv) of Item 1014 of Regulation M-A and Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).
Response to Comment 4
The Disclosure Statement has been revised in response to the Staff’s comment. In light of the fact that NZCH has not conducted business operations since December 2000, a going concern value for the shares of common stock of NZCH was not calculated or considered by the Board of Directors of NZCH in making its fairness determination on behalf of the Company.
5.	Please advise us, with a view toward revised disclosure, how the balance of the factors identified in Instruction 2 to Item 1014 of Regulation M-A were addressed. Refer to Questions and Answers 20-21 in Exchange Act Release 17719 (April 13, 1981).

Mr. Nicholas P. Panos
Division of Corporation Finance
Securities and Exchange Commission

Response to Comment 5
The Company advises the Staff that the Board of Directors placed special emphasis on the fact that the Company has extremely limited assets and does not have any operations or a business plan. In addition, the Disclosure Statement has been revised to state that because NZCH’s common stock has not been traded since April 2017 and only traded sporadically before then, the Board of Directors did not consider whether the Cash Payment constitutes fair value in relation to current market prices or historical market prices. In addition, in light of the fact that NZCH has not conducted business operations since December 2000, a going concern value for the shares of common stock of NZCH was not calculated or considered by the Board of Directors of NZCH in making its fairness determination on behalf of the Company. See page 9 of the Disclosure Statement.
Procedural Fairness of the Transaction, page 10
6.	Many of the disclosures required under Item 1014 of Regulation M-A are substantive, and affirmative responses to subparagraphs (c) through (f) only appear to have been provided in the Schedule 13E-3 transaction statement as distinguished from the document that has been described as Exhibit A. Please provide these disclosures in the document to be furnished to security holders, and make corresponding revisions in respect of other line items if appropriate. Alternatively, please affirm for us that the Schedule 13E-3 transaction statement also will be distributed in accordance with Rule 13e-3(f). See Rule 13e-3(e).
Response to Comment 6
The Disclosure Statement has been revised in response to the Staff’s comment. Please see page 10 of the Disclosure Statement.
In addition, the Company advises the Staff that the Disclosure Statement will be distributed in accordance with Rule 13e-3(f). The Disclosure Statement has been revised to inform stockholders that the Reverse Stock Split (and subsequent delivery of the Cash Payment) will take place no earlier than twenty days following the mailing of the Disclosure Statement to stockholders.
Potential Conflict of Interest, page 12
7.	Revise to indicate explicitly, if true, which affiliates will become the direct beneficiaries of the cost savings associated with NZCH’s no longer having to comply with the federal securities laws. State that such savings will be realized on an annual, recurring basis. See Instruction 2 to Item 1013(d) of Regulation M-A.
Response to Comment 7
The Disclosure Statement has been revised in response to the Staff’s comment. Please see page 12 of the Disclosure Statement.

Mr. Nicholas P. Panos
Division of Corporation Finance
Securities and Exchange Commission

8.	The subject company has suffered net operating losses in 2014, 2015 and 2016. Please specify the constituency, if any, expected to become the beneficiary of the Company’s future use of any net operating loss carryforwards, if any. Quantify that benefit to the extent practicable. See Instruction 2 to Item 1013(d) of Regulation M-A.
Response to Comment 8
The Company advises the Staff that HRG has historically been the beneficiary of NZCH’s net operating loss carryforwards pursuant to a tax sharing agreement between NZCH and HRG. HRG will not receive any additional benefit with respect to net operating loss carryforwards as a result of the Transaction. The Disclosure Statement has been has been revised in response to the Staff’s comment. Please see page 12 of the Disclosure Statement.
9.	If HRG is added as a filing person, the description required by paragraph (d) of Item 1013 of Regulation M-A must include the effect of the Rule 13e-3 transaction on the affiliates’ interest in the net book value and net earnings of the subject company in terms of both dollar amounts and percentages. See Instruction 3 to Item 1013(d) of Regulation M-A.
Response to Comment 9
The Company advises the Staff that HRG has historically consolidated the results of operations of NZCH due to HRG’s approximately 99.5% controlling interest. Following the completion of the Transaction, HRG will consolidate 100% of the interest of NZCH, which is expected to have an immaterial impact on HRG’s interest in the book value and net earnings of NZCH. The Disclosure Statement has been has been revised in response to the Staff’s comment. Please see page 12 of the Disclosure Statement.
Financial and Other Information | Additional Information, page 16
10.	To the extent that financial information is incorporated by reference into Item 13 of Schedule 13E-3, an express reference must be made to a document that contains the required information and the document from which the information has been so incorporated must be filed as an exhibit under Item 16. Refer to General Instruction F of Schedule 13E-3.
Response to Comment 10
The Schedule 13E-3 has been revised in response to the Staff’s comment to include in Item 13 of the Schedule 13E-3 an express reference to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2016 and Quarterly Report on Form 10-Q for the period ended September 30, 2017. In addition, the Schedule 13E-3 has been revised to file these reports as exhibits under Item 16.
11.	To the extent financial information from annual and quarterly reports has been incorporated by reference into the Schedule 13E-3 in order to satisfy the disclosure

Mr. Nicholas P. Panos
Division of Corporation Finance
Securities and Exchange Commission

obligation under Item 13 of Schedule 13E-3.  Under Instruction 1 to Item 13 of Schedule 13E-3, however, NZCH is required to provide a summary of such financial information in accordance with Item 1010(c) of Regulation M-A.  Please revise to provide summary financial information that complies with Item 1010(c) of Regulation M-A for all of the reporting periods covered by Item 13 of Schedule 13E-3.  Refer to Division interpretation I.H.7 in our July 2001 compilation publicly available at the following link: http://www.sec.gov/interps/telephone/phonesupplement3.htm.  This interpretation provides guidance on complying with a near-identical instruction within Item 10 of Schedule TO.
Response to Comment 11
The Disclosure Statement has been revised in response to the Staff’s comment. Summary financial information has been included on page 16 of the Disclosure Statement.
If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3309 or David E. Weinfeld at (212) 373-3948.
Sincerely,

/s/ Raphael M. Russo

Raphael M. Russo

cc:	George Nicholson
NZCH Corporation